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iShares Silver Trust

SLV

$18.75 -0.11 -0.58%
NAV as of 22-Apr-2014
52wk Range: 17.96 - 23.85

YTD : -0.11%
Total Return as of 22-Apr-2014

Fact Sheet
Periodic SEC Reports
Prospectus
Silver Bar List

WHY SLV?

1. Exposure to the day-to-day movement of the price of silver bullion

2. Convenient, cost-effective access to physical silver

3. Use to diversify your portfolio and help protect against inflation

INVESTMENT OBJECTIVE

The iShares® Silver Trust (the 'Trust') seeks to reflect generally the performance of the price of silver.

The iShares Silver Trust is not a standard ETF. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. **Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus.**

PERFORMANCE

Chart | Returns | Premium/Discount

Growth of Hypothetical $10,000 | Historical NAVs & Prices

YTD 6M 1Y 3Y 5Y 10Y All From Apr 22, 2013 To Apr 22, 2014


10,500
10,000
8,500
8,000
7,500
Jun 2013
Aug 2013
Oct 2013
Dec 2013
Feb 2014
Apr 2014

iShares Silver Trust ($)
London Silver Fix Price* ($)

The Hypothetical Growth of $10,000 chart reflects a hypothetical $10,000 investment and assumes reinvestment of dividends and capital gains. Fund expenses, including management fees and other expenses were deducted.

The performance quoted represents past performance and does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when sold or redeemed, may be worth more or less than the original cost. Current performance may be lower or higher than the performance quoted, and numbers may reflect small variances due to rounding. Standardized performance and performance data current to the most recent month end may be obtained by clicking the "Returns" tab above.

KEY FACTS

Net Assets	$6,448,020,966
NAV per SLV in Silver as of 22-Apr-2014	96.10%
Ounces in Trust as of 22-Apr-2014	330,599,095.50
Tonnes in Trust as of 22-Apr-2014	10,282.78
Indicative Basket Amount as of 22-Apr-2014	48,050.80
Basket Amount as of 22-Apr-2014	48,051.50
Inception Date	Apr 21, 2006
Shares Outstanding	343,900,000
CUSIP	46428Q109
Price as of 22-Apr-2014	18.71
20 Day Avg. Volume	918,059
Premium/Discount as of 22-Apr-2014	-0.27%
Options Available	Yes
Sponsor's Fee	0.50%
Silver Spot Price	Bid 19.41 Ask 19.46 Mid 19.44 Time 15:26

PORTFOLIO CHARACTERISTICS

Beta as of 31-Mar-2014	-0.33
Standard Deviation (3y) as of 31-Mar-2014	40.93%

MORE PRODUCTS

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iShares Silver Trust (the "Silver Trust") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Silver Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Silver Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves risk, including possible loss of principal. Because shares of the Trust are intended to reflect the price of the silver held by the Trust, the market price of the shares is subject to fluctuations similar to those affecting silver prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value ("NAV"). Brokerage commissions will reduce returns.

Shares of the Trust are intended to reflect, at any given time, the market price of silver owned by the Trust at that time less the Trust's expenses and liabilities. The price received upon the sale of shares of the Trust, which trade at market price, may be more or less than the value of the silver represented by such shares. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. **For a more complete discussion of risk factors relative to the Trust, carefully read the prospectus.**

Following an investment in the Trust, several factors may have the effect of causing a decline in the prices of silver and a corresponding decline in the price of the shares. Among them: (i) A change in economic conditions, such as a recession, can adversely affect the price of silver. Silver is used in a wide range of industrial applications, and an economic downturn could have a negative impact on its demand and, consequently, its price and the price of the shares. (ii) A significant change in the attitude of speculators and investors towards silver. Should the speculative community take a negative view towards silver, a decline in world silver prices could occur, negatively impacting the price of the shares. (iii) A significant increase in silver price hedging activity by silver producers. Traditionally, silver producers have not hedged to the same extent as other producers of precious metals (gold, for example) do. Should there be an increase in the level of hedge activity of silver producing companies, it could cause a decline in world silver prices, adversely affecting the price of the shares.

Silver Spot Prices provided by The Bullion Desk. No warranty is given for the accuracy of these prices and no liability is accepted for reliance thereon. Prices are provided on a reasonable efforts basis and delays may occur both because of the delay in third parties communicating the information to the site and because of delays inherent in posting information over the internet. Prices shown are indicative only and do not represent actionable quotations on prices of actual trades. Although shares of the Trust may be bought or sold on the secondary market through any brokerage account, shares are not redeemable except in large aggregated units called "Baskets". Only registered broker-dealers that become authorized participants by entering into a contract with the sponsor and the trustee of the Trust may purchase or redeem Baskets.

The amount of silver represented by shares of the Trust will decrease over the life of the Trust due to sales of silver necessary to pay the sponsor's fee and Trust expenses. Without increases in the price of silver sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment in the shares. The Trust will have limited duration. The liquidation of the trust may occur at a time when the disposition of the trust's silver will result in losses to investors.

Although market makers will generally take advantage of differences between the NAV and the trading price of Trust shares through arbitrage opportunities, there is no guarantee that they will do so. There is no guarantee an active trading market will develop for the shares, which may result in losses on your investment at the time of disposition of your shares. The value of the shares of the Trust will be adversely affected if silver owned by the trust is lost or damaged in circumstances in which the Trust is not in a position to recover the corresponding loss.

Shares of the Trust are not deposits or other obligations of or guaranteed by BlackRock, Inc., and its affiliates. An investment in the Trust is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency and its return and yield will fluctuate with market conditions.

When comparing commodities and the Trust, it should be remembered that the sponsor's fee associated with the Trust is not borne by investors in individual commodities. Buying and selling shares of the Trust will result in brokerage commissions.

Because the expenses involved in an investment in physical silver will be dispersed among all holders of shares of the Trust, an investment in the Trust may represent a cost-efficient alternative to investments in silver for investors not otherwise able to participate directly in the market for physical silver.

Net Asset Value (NAV) is determined as specified in the prospectus: the iShares Silver Trust's silver and other assets are valued on the basis of each day's announced London Fix, the price for an ounce of silver set by three market making members of the London Bullion Market Association, minus all accrued fees, expenses and liabilities.

Certain sectors and markets perform exceptionally well based on current market conditions and iShares Funds can benefit from that performance. Achieving such exceptional returns involves the risk of volatility and investors should not expect that such results will be repeated.

Options involve risk and are not suitable for all investors. Prior to buying or selling an option, a person must receive a copy of Characteristics and Risks of Standardized Options. Copies of this document may be obtained from your broker, from any exchange on which options are traded or by contacting The Options Clearing Corporation, One North Wacker Dr., Suite 500, Chicago, IL 60606 (1-888-678-4667). The document contains information on options issued by The Options Clearing Corporation. The document discusses exchange traded options issued by The Options Clearing Corporation and is intended for educational purposes. No statement in the document should be construed as a recommendation to buy or sell a security or to provide investment advice. If you need further information, please feel free to call the Options Industry Council Helpline. They will be able to provide you with balanced options education and tools to assist you with your iShares options questions and trading. The Options Industry Council Helpline phone number is 1-888-Options (1-888-678-4667) and their website is www.888options.com.

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